Exhibit 1

Trading Symbols (TSX-V: LM; OTCQB: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel: 416.927.7000 Fax: 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

Second Quarter Ended June 30, 2017

August 25, 2017

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED June 30, 2017

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of June 30, 2017, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the period ended June 30, 2017 and 2016, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three-month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	2

Summary Description of Lingo Media

Lingo Media (“Lingo Media,” the “Company,” “we” or ”us”) is an EdTech company that is ‘Changing the way the world learns Languages’ through the combination of education with technology. The Company is focused on online and print-based technologies and solutions through its two subsidiaries: Lingo Learning Inc. (Lingo Learning”) and ELL Technologies Ltd. (“ELL Technologies”). Through its two distinct business units, Lingo Media develops, markets and supports a suite of English language learning solutions consisting of web-based software licensing subscriptions, online and professional services, audio practice tools and multi-platform applications. The Company continues to operate its legacy textbook publishing business from which it collects recurring royalty revenues.

Lingo Media’s two distinct business units include ELL Technologies and Lingo Learning. ELL Technologies is a web-based educational technology (“EdTech”) English language learning training and assessment company that creates innovative Software-as-a-Service eLearning solutions. Lingo Learning is a print-based publisher of English language learning textbook programs in China. The Company has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of more than 500 million students. Lingo Media is extending its global reach, with an initial market expansion into Latin America and continues to expand its product offerings and technology applications.

Lingo Media undertook a business transition which began to gather momentum in 2015. The Company has continued to invest in language learning and leverage its industry expertise to expand into more scalable education-technology. Recent product initiatives have allowed us to expand the breadth of our language learning product offerings, and reinforced the belief that the web-based EdTech learning segment continues to present a significant opportunity for long-term value creation. Customers in this market have demands that recur each year, creating a higher likelihood of return business and more predictable revenue opportunity. This demand profile also fits well with our suite of products and increasingly recognizable ELL Technologies brand.

Lingo Media continues to focus on software and content development to address market needs within the international government, academic and corporate training sectors.

Operational Highlights

●	Online English Language Learning:

✓

entered into a strategic alliance with HP Inc. for Latin American to market and sell ELL Technologies’ suite of learning programs to HP’s customer base, HP’s channel partners and through HP’s Education Portal

✓	continued to market and sell, English For Success, a series of lessons and activities derived from ELL Library as a premium solution for governments and educational institutions

✓	completed the development of ELL Technologies’ new online Mandarin course

✓	advanced the Spanish localization of English For Success program

●	Print-Based English Language Learning:

✓	our editorial team continued product revisions of PEP Primary English and Starting Line programs

Corporate Highlights

✓	appointed Gerbrand Nijman as a board director, who is the CFO and member of the board of directors of Global Telecom Holding S.A.E. (a subsidiary of VEON Group)

✓	advanced the due diligence and negotiations with Vested Finance, Inc. (“Schoold”) on a merger transaction and a definitive merger agreement was signed post the quarter-end

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	3

Our strategy continues to transition more and more of our business to online subscriptions and digital downloads that enable learners to bring your own device (“BYOD”) and beyond paper-based textbook publishing. We believe that these online subscription formats provide customers with an overall better learning experience, the flexibility to use our products on multiple platforms (i.e. beyond desktops to tablets and mobile extensions), and is a more economical and relevant way for us to deliver our products to customers. Furthermore, our ability to configure our extensive library of lessons enables us to offer a more customizable solution to our clients without incurring the costs associated with a customized solution.

Online English Language Learning

ELL Technologies, acquired in 2010, now offers over 2,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Scholar, Campus, English for Success, Master and Business in addition to offering custom solutions. ELL Technologies is primarily marketed in Latin America through a network of distributors and earns its revenues from licensing and subscription fees from its suite of web-based EdTech language learning products and applications.

ELL Technologies had an extensive existing product line which required substantial revisions in the technology platform and user interface. Over the past few years, our development team has engineered an eLearning platform and has been introducing new products to the market since the beginning of 2015, integrating cutting-edge technologies, solutions, content and pedagogy.

ELL Technologies’ high-tech, easy to implement eLearning software-as-a-Service solutions have positioned the Company to teach the world English. As a result of ongoing investment into product development, we are able to provide learners of all ages and levels of English proficiency with a platform to further their language learning development. See our “Correlation Table” below:

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	4

The horizontal axis contains our product line and correlates to the vertical axis which contains the ages and levels of proficiency that the product has been designed for.

All of our products have been designed for our proprietary learning management system which completes the suite of products and allows ELL Technologies to market and sell to academic institutions, governments and corporations. Educators who license the platform will be able to easily create, convert, edit, and arrange lessons and courses as they see fit.

Formative assessments and data gathering functionality allows us to adapt and improve content. Based on that data, we are able to program iterations to address specific problem areas and to make learning more accessible, efficient and measurable. Built for learners, by learners, we empower educators and allow them to easily transition from pure classroom paper-based teaching to the online world.

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 585 million units from its library of program titles.

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customer, People’s Education Press and People’s Education & Audio Visual Press (collectively “PEP”), who are China’s State Ministry of Education’s publishing arm, on the following basis:

●	Finished Product Sales – PEP prints and sells Lingo Learning’s English language training programs to provincial distributors in China; and

●	Licensing Sales – PEP licenses Lingo Learning’s English language training programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

In accordance with the co-publishing agreements between PEP and Lingo Learning, PEP pays to Lingo Learning a royalty on sales of textbooks and supplemental products called Finished Product Sales. In addition, PEP pays to Lingo Learning a percentage of their royalties earned on actual revenues called Licensing Sales. PEP provides Lingo Learning with sales reconciliations on a semi-annual basis, as their reporting systems are not able to provide quarterly sales information. Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized quarterly upon the confirmation of sales, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

ELL Technologies has now fully-integrated Parlo and Speak2Me into its offerings, and it earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions. Revenue is recognized upon delivery of the online courses to the end client through its distributor and when collectability is reasonably assured.

When the outcome of a contract cannot be reliably estimated, all contract related costs are expensed and revenues are recognized only to the extent that those costs are recoverable. When the uncertainties that prevented reliable estimation of the outcome of a contract no longer exist, contract revenue and expenses are recognized using the percentage of completion method.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	5

Overall Performance

During the three-month period ended June 30, 2017, Lingo Media recorded revenues of $1,068,915 as compared to $1,549,397 in 2016. Net profit was $43,122 for the second quarter of 2017 as compared to net profit of $631,183 in 2016. Total comprehensive income was $42,392 as compared to $624,319 in 2016. At the same time, the Company’s selling general and administrative costs was $358,369, a decrease of 7% compared to $386,137 in 2016. Lingo Media recorded share-based payments of $30,721 as compared to $nil in 2016. In addition, cash generated in operations during the period was $886,651 as compared to $737,448 in 2016.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $204,571 for the period, compared to $642,542 in 2016. This decrease in sales is a result of delays in contract signings and the Company will continue to sign up distributors, manage its sales channels and advance its sales pipeline in Mexico and throughout Latin America throughout the second half of the year.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $864,344 for the three months period ended as of June 30, 2017 compared to $906,855 in 2016 from People’s Education Press and People’s Education & Audio Visual Press. This decrease in royalties generated through licensing sales is a result of fluctuations in foreign exchange.

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow at a rapid pace. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are a US$56.3 Billion global market notes Ambient Insight, who also forecasts digital English learning expenditures to account for US$3.1 Billion by 2018.

Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion to 2020, or at a CAGR or 16.72%.

GSV Advisors forecasts digital English learning product expenditures to be US$2.5 Billion (or 7.3%) of the global market by 2016, with Latin America representing approximately US$260.9 Million of that figure. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321-million in 2013. Growth has been very rapid in the region, and represents a particularly strong opportunity moving forward relative to other geographic regions. The remaining market for ELT is largely concentrated in Europe, the Middle East and Africa (45 per cent of revenues or US$1.04-billion) and the Asia Pacific region (35 per cent of revenues or US$825-million).

Lingo Media is uniquely positioned to take advantage of the market opportunity for teaching English in Latin America and Asia, with its scalable web-based learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	6

General Financial Condition

As at June 30, 2017 Lingo Media had a working capital of $2,068,187 compared to a working capital of $4,050,276 as at June 30, 2016. Total comprehensive income for the period ended June 30, 2017 was $42,392 compared to $624,319 for the period ended June 30, 2016.

Financial Highlights

3-month Period Ended June 30	2017	2016	2015
Revenue
Print-Based English Language Learning	$864,344	$906,855	$875,249
Online English Language Learning	204,571	642,542	919,410
	1,068,915	1,549,397	1,794,659
Net Profit / (Loss) for the Period	43,122	631,183	979,103
Total Comprehensive Income / (Loss)	42,392	624,319	993,552
Earnings per Share	$0.00	$0.02	$0.04
Total Assets	6,981,686	7,663,731	3,867,996
Working Capital / (Deficit)	2,068,187	4,050,276	887,826
Cash Generated from Operations	886,651	$737,448	$138,764

The Company had cash on hand as at June 30, 2017 of $75,415 (2016 - $1,479,831) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services, and future equity and/or debt financings to fund its operations.

Results of Operations

During the period, Lingo Media generated $204,571 in online licensing sales revenue as compared to $642,542 in 2016. This revenue decrease from online English Language Learning is a result of delays in contract signings.

Revenues from Print-Based English language learning for the period were $864,344 compared to $906,855 in 2016. Direct costs associated with publishing revenue are relatively modest and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in marketing activities to maintain and increase its royalty revenues.

Selling, General and Administrative

Selling, general and administrative expenses were $358,369 compared to $386,137 in 2016. Selling, general and administrative expenses for the two segments are segregated below.

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(i)	Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from $210,110 in 2016 to $194,882 in 2017 primarily due to management of expenses and a small increase in government grants. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2017	2016
Sales, marketing & administration	$51,538	$16,861
Management fees and salaries	130,092	125,176
Travel	8,676	39,420
Premises	32,522	46,814
Shareholder services	12,633	24,971
Professional fees	17,650(	7,460
Less: Grants	(58,229)	(50,592)
	$194,882	$210,110

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $163,487 for the period compared to $176,027 in 2016. Selling, general and administrative costs for this business unit decreased in 2017 due to management of expenses.

	2017	2016
Sales, marketing & administration	$56,556	$40,860
Management fees and salaries	51,703	32,209
Travel	20,343	15,328
Premises	12,000	12,000
Shareholder services	9,983	69,339
Professional fees	12,902	6,291
	$163,487	$176,027

Total Selling, General and Administrative Expenses	$358,369	$386,137

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	8

Net Income

Total comprehensive income for the Company was $42,390 for the period ended June 30, 2017 as compared to $624,319 in 2016. This income can be attributed to the two operating segments as shown below:

Online English Language Learning	2017	2016
Revenue	$204,571	$642,542
Expenses:
Direct costs	49,754	87,877
General & administrative	163,487	176,027
Amortization of property & equipment	117	400
Amortization of development costs	307,402	247,149
Income taxes and other taxes	-	140
	520,760	511,593
Segmented Profit - Online English Language Learning	$(316,189)	$130,949

Print-Based English Language Learning
Revenue	$864,344	$906,855
Expenses:
Direct costs	24,033
General & administrative	194,882	210,110
Amortization of property & equipment	1,303	2,184
Income taxes and other taxes	136,937	136,482
	357,155	370,044
Segmented Profit – Print-Based English Language Learning	$507,189	$536,811

Other
Foreign exchange loss	$(104,702)	$(29,027)
Interest and other financial expenses	(12,455)	(7,550)
Share based payment	(30,721)	-
Other comprehensive income (loss)	(730)	(6,864)
	(148,608)	(43,441)
Total Comprehensive Income	$42,392	$624,319

Foreign Exchange

The Company recorded foreign exchange loss of $104,702 as compared to $29,027 in 2016, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars and Chinese Renminbi.

Share-based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $30,721 compared to $nil during 2016.

Net Profit for the Period

The Company reported a net profit of $43,122 for the period as compared to $631,183 in 2016.

Total Comprehensive Income

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain/(loss). The Company reported a total comprehensive income of $42,392 for the period ended June 30, 2017, as compared to $624,319 in 2016.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	9

Summary of Quarterly Results

	Q3-16	Q4-16	Q1-17	Q2-17
Revenue	$152,657	$736,309	$597,977	$1,068,915
Income Before Taxes and Other Comprehensive Income	(581,710)	2,353	9,864	43,122
Total Comprehensive Income	(563,241)	(48,446)	3,727	42,392
Earnings per Share	$(0.016)	$(0.00)	$0.00	$0.00

	Q3-15	Q4-15	Q1-16	Q2-16
Revenue	$1,203,201	$1,276,248	$756,858	$1,549,397
Income / (Loss) Before Taxes and Other Comprehensive Income	694,300	793,683	63,503	767,805
Total Comprehensive Income / (Loss)	631,730	602,819	111,788	624,319
Earnings / (Loss) per Share	0.03	0.02	0.00	0.02

Liquidity and Capital Resources

As at June 30, 2017, the Company had cash of $75,415 compared to $1,479,831 in 2016. Accounts and grants receivable of $2,303,826 were outstanding at the end of the period compared to $2,716,039 in 2016. With 36% of the receivables from PEP and the balance due from ELL Technologies customers with a 90 - 180 day collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $2,528,000 (2016 - $4,679,488) with current liabilities of $459,813 (2016 - $629,212) resulting in working capital of $2,068,187 (2016 - working capital of $4,050,276).

Lingo Learning receives government grants based on certain eligibility criteria for publishing industry development in Canada and for international marketing support. These government grants are recorded as a reduction of general and administrative expenses to offset direct expenditure funded by the grant. The Company receives these grants throughout the year. The grant is applied based on Lingo Learning meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Lingo Media has access to working capital through equity financings or debt financings, if required to finance its growth plans and expansion into new international markets. The Company has been successful in raising sufficient working capital in the past.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2017	$120,831
2018	203,226
2019	203,226
2020	203,226
2021	200,396

Transactions with Related Parties

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	10

The Company charged $13,763 (2016 - $2,891) two corporations with one director in common for rent, administration, office charges and telecommunications.

Key management compensation was $82,500 (2016 – $82,500) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company.

At June 30, 2017, the Company had loans payable due to two corporations controlled by directors and officers of the Company in the amount of $nil (2016 - $nil) bearing interest at 8% per annum. Interest expense paid related to these loans is $nil (2016 - $3,861).

Additional Disclosure

Intangibles

	Software and Web Development	Content Platform		Content Development	Total
Cost, January 1, 2016	$8,631,006		$1,477,112	$1,288,495	$11,396,613
Additions	335,948		-	745,208	1,081,156
Effect of foreign exchange	(10,174)		-	-	(10,174)
Cost, June 30, 2016	8,956,780		1,477,112	2,033,703	$11,972,678
Additions	227,215		-	440,317	717,532
Effect of foreign exchange	5,093		-	-	5,093
Cost, December 31, 2016	9,239,088		1,477,112	2,474,020	13,190,220
Additions	482,706		-	1,107,713	1,590,419
Cost, June 30, 2017	$9,721,794		$1,477,122	$3,581,733	$14,780,639

Accumulated depreciation, January 1, 2016	$7,622,225		$1,477,112	$91,532	$9,190,869
Charge for the period	306,801		-	164,636	471,437
Effect of foreign exchange	(8,687)		-		(8,687)
Accumulated depreciation, June 30, 2016	$7,920,339		$1,477,112	$256,168	$9,653,619
Charge for the period	305,064		-	226,984	532,048
Effect of foreign exchange	4,543		-	-	4,543
Accumulated depreciation, December 31, 2016	8,229,946		1,477,112	483,152	$10,190,210
Charge for the period	335,498		-	266,176	601,674
Accumulated depreciation, June 30, 2017	$8,565,444	$	$ 1,477,112	$749,328	$10,791,884

Net book value, December 31, 2016	$1,009,142		$-	$1,990,867	$3,000,009
Net book value, June 30, 2017	$1,156,350		$-	$2,832,405	$3,988,755

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	11

The Company began commercial production and sale of its services and products during 2009 and        started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.

Property and Equipment

Cost, January 1, 2016	$188,421
Additions	5,901
Effect of foreign exchange	(2,797)
Cost, June 30, 2016	$191,525
Additions	2,731
Disposal	(114,624)
Effect of foreign exchange	1,081
Cost, December 31, 2016	$80,713
Additions	676
Effect of foreign exchange	441
Cost, June 30, 2017	$80,948

Accumulated depreciation, January 1, 2016	$159,542
Charge for the period	4,028
Effect of foreign exchange	(2,693)
Accumulated depreciation, June 30, 2016	$160,877
Charge for the period	3,269
Disposal	(117,294)
Effect of foreign exchange	6,373
Accumulated depreciation, December 31, 2016	$53,225
Charge for the period	2,809
Effect of foreign exchange	(399)
Accumulated depreciation, June 30, 2017	$55,635
Net book value, January 1, 2016	$28,879
Net book value, December 31, 2016	$27,488
Net book value, June 30, 2017	$25,313

Risk Factors

Business Risk and Uncertainties

We are subject to a number of risks and uncertainties that can significantly affect our business, financial condition and future financial performance, as described below. In particular, there remain significant uncertainties in capital markets impacting the availability of equity financing. While these uncertainties in capital markets do not have a direct impact on our ability to carry out our business, the Company may be impacted should it become more difficult to gain access to capital when and if needed. These risks and uncertainties are not necessarily the only risks the Company faces. Additional risks and uncertainties that are presently unknown to the Company may adversely affect our business.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than Canadian and the Company’s net investments in foreign subsidiaries.

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The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity approximately by $124,090 (2016 - $214,657) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at June 30, 2017 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of June 30, 2017 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	35,974	-	1,725
Accounts receivable	1,125,007	-	-
Accounts payable	42,254	-	-

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At June 30, 2017, the Company had cash of $75,415, accounts and grants receivable of $2,303,826 and prepaid and other receivables of $148,759 to settle current liabilities of $459,813.

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at June 30, 2017, the Company has outstanding receivables of $2,171,979. An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time as determined by the contract and collectability is offset to other operating expenses. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Retention or Maintenance of Key Personnel

Although Lingo Media’s management has made efforts to align the interests of key employees with the Company by, among other things, granting equity interests to its operations personnel with vesting schedules tied to continued employment, there is no assurance that Lingo Media can attract or retain key personnel in a timely manner as the need arises. Failure to have adequate personnel may materially compromise the ability of the Company to operate its business.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	13

Subsequent Event

On August 11, 2017, the Company and Vested Finance, Inc. (“Schoold”), the developer and operator of the leading, mobile college marketplace app in the US, announced that their Boards of Directors approved a definitive agreement dated August 10, 2017 (the “Agreement”) to combine in a merger of equals through an all-stock transaction (the “Transaction”).

The merger brings together the proven student-focused English Language Learning capabilities of Lingo and the “must-have” app-based mobile messaging and coaching services of Schoold. The combination of the two complementary companies creates a global platform for engaging, recruiting and coaching students, as well as helping colleges to ensure international students succeed in English. The operational efficiencies and scale that are expected to result from the merger include the ability to provide best-in-class English language learning resources to students through Schoold’s network of over 3,000 universities.

Schoold is the leading mobile app for getting trusted advice on applying to university in the United States. With over one million served and thousands of rave reviews, the Schoold app functions as a higher education marketplace, connecting prospective students with colleges and universities. Recognized by U.S. News & World Report as a “must-have” app for international students, Schoold is democratizing access to higher education and helping students everywhere get smart about investing in their future. Schoold is available worldwide on iPhone, Android, and Kindle devices. Schoold is a Delaware corporation with its head office in San Francisco, California.

Transaction Highlights

●	It is expected that the Transaction will be completed by way of three-corned merger under Delaware General Corporate Law between Schoold and a newly formed, wholly-owned subsidiary of Lingo Media

●	All stock, merger of equals transaction: Lingo Media securityholders 50%, Schoold securityholders 50%

●

Lingo currently has 35,529,132 common shares ("Lingo Shares") issued and outstanding and an additional 3,199,500 stock options ("Lingo Options") issued and outstanding, which are exercisable into an additional 3,199,500 Lingo Shares, for an aggregate of 38,728,632 Lingo Shares outstanding on a fully-diluted basis

●	Lingo Media will issue Lingo Shares and Lingo Options to current Schoold stockholders and Schoold option holders equal to an aggregate of 38,728,632 Lingo Shares on a fully-diluted basis

●

Lingo Media will pay, subject to approval of the TSX Venture Exchange (“TSXV”), a finder’s fee equal to 1% of the value of the Transaction up to a maximum of $140,000, as consideration for efforts made in introducing the parties and facilitating the Transaction. The finder's fee will be satisfied by way of issuance of Lingo Shares (the “Finder Fee Shares”) at a price per Finder's Fee Share equal to the deemed issue price of any Lingo Shares being issued as consideration for the Transaction

●

In connection with the Transaction, Lingo Media will seek shareholder approval at a meeting of its shareholders (the “Lingo Meeting”) for the following: (i) a change of its name to a name mutually agreeable to the parties (the “Name Change”), (ii) an increase of the size of its board of directors from six to seven directors, the re-election of three current members of the board and the election of four new board members who will take office upon completion of the Transaction (“Board Changes”); (iii) a new stock option plan (“New Stock Option Plan”); and (iv) all such other ancillary matters as may be required. The Name Change, Board Changes and New Stock Option Plan being referred to as the Lingo Approval Matters

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●

The Transaction is subject to, among other things, receipt of the requisite shareholder approval of Schoold, receipt of the requisite approval of the Lingo Media shareholders of the Lingo Approval Matters, completion of the Financing, sufficient lock-up and leak out agreements being entered into by security holders of both Schoold and Lingo Media, approval of the TSXV and other standard closing conditions

●

The Transaction is an Arm’s Length Transaction as defined in the policies of the TSXV and no relationships exist between or among Schoold and the principals of Lingo or between or among Lingo and the principals of Schoold

Concurrent Financing

●

Schoold intends to complete a financing (the “Financing”) of subscription receipts (the “Subscription Receipts”) and convertible debt for minimum aggregate gross proceeds of $4,700,000, which amount is subject to increase at the mutual agreement of Schoold and Lingo and of which $850,000 has already been raised

●	Pursuant to the Financing, Schoold is expected to issue convertible debt and Subscription Receipts ultimately convertible into Lingo Shares at a minimum price of $0.40 per Lingo Share

●

Each Subscription Receipt shall be deemed to be exercised immediately prior to the completion of the Transaction, without payment of any additional consideration and without further action on the part of the holder thereof

Resulting Issuer Capitalization (upon completion of the Transaction)

●

Based on the current number of issued and outstanding shares, it is anticipated that the Company will have approximately 77,192,924 Lingo Shares issued and outstanding assuming completion of the Financing on the terms set out above (and including the issuance of the Finder Fee Shares), of which current Lingo shareholders will continue to hold 35,529,132 Lingo Shares, 31,738,667 Lingo Shares will be issued to current Schoold shareholders, 350,000 Lingo Shares will be issued as Finder Fee Shares and 9,575,125 Lingo Shares will be issued to participants in the Financing. On a fully-diluted basis, current Lingo stockholders and current Schoold stockholders will each, as a group, hold an aggregate of 38,728,632 Lingo Shares upon completion of the Transaction.

●	It is also anticipated that there will be an aggregate of 10,189,465 stock options of the Company outstanding, exercisable into 10,189,465 Lingo Shares

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Assuming the completion of the Financing at the minimum price, it is expected that Lorne Abony, a current shareholder of Schoold, will own approximately 12.7% of the issued and outstanding shares of the Company

Corporate Governance

●	It is intended that the combined company will be headquartered in Toronto but have critical engineering, marketing and R&D capabilities based in San Francisco, CA

●	At the Lingo Meeting, three of the current directors will stand for re-election

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●	In connection with the completion of the Transaction, Schoold will have the right to nominate three new directors to the board of Lingo Media, being Joe Ross, Allison Winston and Richard Moran

●	The parties have agreed to jointly nominate one additional independent director

●

Following closing, Michael Kraft will resign as CEO and President of the Company and will be appointed Chairman of the Board. The Company will also appoint Joe Ross, as the new Chief Executive Officer, Allison Winston, as the new President, Khurram Qureshi will remain as Chief Financial Officer and Gali Bar-Ziv will remain as Chief Operating Officer of the Company.

The Company’s shares were halt traded on August 9th for regulatory review of the merger transaction.  The shares will remain halted until the Company receives conditional approval from the TSX Venture Exchange which is expected within the next two weeks.

Disclosure of Outstanding Share Data

As of August 25, 2017, the followings are outstanding:

Common Shares:	35,529,132
Warrants:	Nil
Stock Options:	3,199,500

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

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